

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2014

Via E-mail
Dr. Pierre-Henri Benhamou
Chairman and Chief Executive Officer
DBV Technologies S.A.
Gren Square-Bâtiment D
80/84 rue des Meuniers
92220 Bagneux France

>   **Re: DBV Technologies, S.A.**
>   **Draft Registration Statement on Form F-1**
>   **Confidentially Submitted July 25, 2014**
>   **CIK No. 0001613780**

Dear Dr. Benhamou:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

3. Please be advised that the Office of International Corporate Finance is performing a concurrent review of your registration statement. We will issue comments resulting from that review, if any, under separate cover once it is complete.

4. We note that you have submitted an application for confidential treatment relating to several of your exhibits. Please be advised that all comments issued as a result of that review, if any, must be resolved prior to your filing a request for acceleration.

Summary

5. In the table on page 1, please adjust the arrow for Viaskin Peanut to the midpoint of the Phase II column and the arrow for Viaskin Milk to the end of the Pre-Clinical column, to more accurately reflect the current status of each product candidate. Please do the same to the corresponding table on page 75.

Company Overview, page 1

6. Please explain the meaning of the phrase "tolerogenic immune response."

7. Please briefly describe the significance of a "fast-track" designation by the Food and Drug Administration.

8. Please clarify here and wherever else applicable in your filing that your only pre-clinical candidate at this time is Viaskin HDM and that your product development efforts for allergens other than peanuts, cow's milk and house dust mice have not yet resulted in any product candidates.

Risk Factors
Risks Related to Product Development, Regulatory Approval and Commercialization
"Our product candidates are expected to undergo clinical trials that are time-consuming and expensive . . .," page 15

9. Please amend this risk factor to cite as an example of negative clinical trial results the fact that no adolescents qualified as responders in the ARACHILD clinical trial at any of six, 12 or 18 months.

'We face substantial competition from companies with considerably more resources and experience than we have . . .," page 24

10. Please amend this risk factor to include the name(s) of your principal competitor(s) and their product(s) or product candidate(s), similar to your disclosure on pages 91-92.

"Product liability and other lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our product candidates," page 37

11. Please expand the discussion to clarify whether you currently have liability insurance and the extent of such coverage.

Special Note Regarding Forward-Looking Statements, page 49

12. Please remove the statement "(w)e have not independently verified any third-party information" from your filing. This assertion could be construed as disclaiming responsibility for some of the information included in your registration statement, which is not appropriate.

Use of Proceeds, page 53

13. Please indicate the clinical stage you hope to achieve for Viaskin Peanut and Viaskin Milk using the proceeds of your offering.

14. Please separate the amount of proceeds you intend to allocate toward research and development activities from those to be directed toward general corporate purposes and working capital.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations review
Research Tax Credits, page 62

15. Please expand your disclosure to describe the terms governing the research tax credits received from French tax authorities and the associated revenue recognition basis. Separately tell us why it is appropriate to classify these tax credits as 'other income' in the operating revenues section of your statements of income and reference for us the authoritative literature you rely upon to support your accounting and classification.

Critical Accounting Policies and Estimates
Repayable Advances, page 65

16. You classified repayable advances of €1,442,825 at December 31, 2013, as both current (€126,292) and non-current (€1,316,533). Presumably, you based this classification on the expected timing of technical and commercial achievements of your development programs. Please expand your disclosure to explain the contractual terms governing these repayment advances, particularly the nature of the underlying milestone events and the factors that you considered in determining the timing of their occurrence.

Liquidity and Capital Resources
Cash and Funding Sources, page 69

17. You state in the fourth bullet on page 70 that "Since Diallertest Milk has been requalified by the relevant authorities, we may only market it for export after a Phase III clinical trial in the perspective of a marketing authorization." Also on page 62, you state that "Diallertest Milk is currently available on the French market with a temporary exemption status. Regulatory authorities are requesting a pivotal Phase III trial to complete the marketing file for this product." Please explain these statements, specifically clarifying the nature of remaining clinical testing and regulatory approval status for this product in France and other planned export markets. Revise your disclosure accordingly.

JOBS Act Exemptions, page 73

18. Please revise your disclosure to explicitly indicate whether you will take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards. To the extent you elect not to take advantage of the extended transition period, disclose that your election is irrevocable. See Question 13 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Business
Our Solution: Epicutaneous Immunotherapy (EPIT) using our Viaskin Technology Platform, page 79

19. In your discussion of Langerhans cells on page 81, please explain the terminology "down-regulation of Th2 response" and the significance of Th1 expression remaining stable during this process.

Our Product Candidates, page 81

20. Please confirm that you have filed INDs for both Viaskin Peanut and Viaskin Milk for the peanut and cow's milk protein allergies, respectively, with the FDA, the approximate dates of filing and that, to your knowledge, both INDs are active.

21. Please disclose your involvement, if any, in the ARACHILD and CoFAR6 clinical trials and explain why, to your knowledge, the AP-HP and CoFAR chose to launch trials to evaluate Viaskin Peanut.

22. Please disclose the primary and secondary endpoints of the ARACHILD trial and how the results observed matched against those endpoints.

23. In your discussion of Viaskin milk, please explain the terms "IgE-mediated" and "specific IgE" and distinguish them from your other references to the IgE antibody.

Principal Shareholders, page 126

24. Please identify the individual(s) who has voting and investment control over the shares held by the Bpifrance entities.

Notes to Financial Statements
Note 1: The Company, page F-7

25. Please describe to us the key terms governing your strategic research partnerships and other collaboration arrangements, such as those with Sanofi, Jaffe Food, Stallergenes, Institut national de la Sante and BioNet-Asia, and the expected impact of these arrangements on your financial statements. Revise your disclosure accordingly.

Note 3: Accounting Principles
3.6 Cash and Cash Equivalents, page F-12

26. You indicate that you include long-term investments that can be liquidated immediately without penalty in cash equivalents. Please tell us how inclusion of these amounts complies with the definition of cash equivalents in paragraph 6 of IAS 7. In addition, please tell us how long-term investments are subject to only a negligible risk of change in value. In your response, tell us the amount of long-term investments and tell us the amount and duration of investment securities included in your cash equivalents at both December 31, 2012 and 2013.

3.10 Subsidies and Conditional Advances, page F-13

27. Please revise your policy disclosure to address the following:

- Explain the difference between a subsidy and a conditional advance. If subsidies are grants that are non-repayable, please clarify;

- Clarify what you mean in the first paragraph on page F-14 by revenue being recorded "for the fiscal year during which the debt becomes owned as a receivable." In this regard, we usually associate debt with being owed not as being owned; and

- Disclose when you recognize revenue for subsidies received in advance of fulfillment of the underlying requirement. If you do not receive subsidies in advance, please separately tell us how you have €793,720 of deferred revenues from subsidies at December 31, 2013 as reported in Note 13.2 on page F-27.

Note 20: Commitments, page F-43

    28. Please explain your basis for not disclosing the information on page 91, regarding the assignment, development and co-ownership agreements with AP-HP and UHD. Explain the contractual terms governing these arrangements and the expected impact of these arrangements on your financial statements. Revise your disclosure accordingly.

Note 24: Events After the Close of the Year, page F-46

    29. Please explain the terms governing the collaboration agreement with the Icahn School of Medicine and the liquidity agreement held by Natixis and the expected impact of these arrangements on your financial statements. Revise your disclosure accordingly.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

                        Sincerely,

                        /s/ *Daniel Greenspan for*

                        Jeffrey P. Riedler
                        Assistant Director

cc: Mitchell S. Bloom, Esq.
        Michael H. Bison, Esq.
        Goodwin Procter LLP
        Exchange Place
        55 State Street
        Boston, MA 02109